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                               November 17, 2020

       Tilman J. Fertitta
       Chief Executive Officer
       Landcadia Holdings II, Inc.
       1510 West Loop South
       Houston, TX 77027

                                                        Re: Landcadia Holdings
II, Inc.
                                                            Amendment No. 3 to
Preliminary Merger Proxy Statement on Schedule 14A
                                                            Filed November 9,
2020
                                                            File No. 001-38893

       Dear Mr. Fertitta:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our October 23,
       2020 letter.

       Amendment No. 3 to Preliminary Merger Proxy Statement Filed November 9, 2020

       Summary of This Proxy Statement
       Sources and Uses of the Transaction, page 50

   1. Please include an additional table (or columns to your existing tables) that reflects each of the benefits to Mr.
Fertitta and his affiliates as a result of the merger.
       Notes to Unaudited Pro Forma Combined Condensed Financial Information
       Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information
       Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 117

   2. We note your revised explanation of adjustment D indicating that the subsequent measurement adjustment
to noncontrolling interest will take place on the first subsequent
 Tilman J. Fertitta
FirstName  LastNameTilman
Landcadia Holdings  II, Inc. J. Fertitta
Comapany 17,
November   NameLandcadia
               2020          Holdings II, Inc.
November
Page 2     17, 2020 Page 2
FirstName LastName
         reporting period. Please clarify which measurement method in paragraph 15 of ASC 480-
         10-S99-3A you will apply to measure the carrying value of noncontrolling interest. In addition, please disclose the redemption value at the balance sheet date as if it were also the redemption date.
3. You indicate in response to prior comment 4 that the Second A&R Intercompany Note will provide for payments by LF LLC in the amount of 6% of the outstanding principal balance on a quarterly basis. The disclosures throughout your filing related to the additional issuances of HoldCo Class B Units and the equivalent number of shares of New
         GNOG Class B common stock to LF LLC continue to indicate that such issuances will be in consideration of payments to be made by LF LLC to GNOG LLC pursuant to the terms of the Second A&R Intercompany Note. Please clarify these disclosures to indicate that such payments will only relate to the interest due on the outstanding principal balance.
4.       We note your revised explanation of adjustment H in response to prior comment 4
         indicating that the Second A&R Intercompany Note requires LF LLC to make quarterly cash payments of 6% of the outstanding principal balance of the Second A&R
         Intercompany Note. Please reconcile this to disclosures elsewhere indicating that amounts payable on the outstanding balance are 6% annually.
GNOG Management   s Discussion and Analysis of Financial Condition and Results
of
Operations
Contractual Obligations, page 247

5. We note the revised disclosure in response to prior comment 8. As previously requested,
         please also include changes in GNOG   s contractual obligations during
the interim period
         related to payments due in more than five years. For example, we note from your disclosure on page 234 that the market access agreement with Keweenaw Bay Indian
         Community has an initial term of 15 years. Refer to Instruction 7 to
Item 303(b) and Item
         303(a)(5) of Regulation S-K.
Description of Securities
New GNOG Class B Common Stock, page 263

6. Please clarify that at Closing each share of New GNOG Class B common stock held by
         Mr. Fertitta and his affiliates is expected to have approximately 4.04 votes per share assuming no redemptions and 3.89 votes per share assuming maximum redemptions. It is not clear how the Class B common stock could ever have more than 4.04 votes per share.
         We note throughout your proxy statement you indicate that the Class B common stock have 10 votes per shares but due to Mr. Fertitta's current holdings and the 79.9% voting power cap, the Class B common stock will not have 10 votes per share for the foreseeable future.
7. Please clarify whether Mr. Fertitta is permitted to transfer Class B common stock to unaffiliated third parties, and if so, under what circumstances. Tilman J. Fertitta
Landcadia Holdings II, Inc.
November 17, 2020
Page 3
Beneficial Ownership of Securities, page 274

8. Please revise the beneficial ownership table to correct the "% of Total Voting Power" after completion of the offering column.
Golden Nugget Online Gaming, Inc.
Notes to the Unaudited Condensed Financial Statements
Note 9. Subsequent Events, page F-45

9. Please update the date through which subsequent events disclosures were evaluated.
      Refer to ASC 855-10-50-1.
General

10. Please provide a chart with an accompanying discussion addressing how the 79.9% voting cap on Mr. Fertitta operates. As part of your discussion, please address whether Mr.
      Fertitta is permitted to sell Class A common stock short, how the purchase or sale of additional shares of Class A common stock impacts the Class B common stock voting rights, and how different scenarios of acquiring or selling of shares impacts the voting rights of the Class B common stock. For example, disclose how many shares of Class A common stock (received upon conversion of the Class B common stock), Mr. Fertitta could sell and still maintain his 79.9% voting power.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameTilman J. Fertitta
                                                           Division of
Corporation Finance
Comapany NameLandcadia Holdings II, Inc.
                                                           Office of Technology
November 17, 2020 Page 3
cc:       Joel Rubinstein, Esq.
FirstName LastName